15048208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 27 2015 Washington DC 403

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3/10/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cognitive Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141 W. Jackson Blvd., Suite 1620
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Muehlfelt (312) 431-0400

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

KW 3/11

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Arthur Margulis, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Cognitive Capital LLC**, as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2015

Signature

Managing Member
Title

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditor's Report on Internal Control Structure.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

PAGES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

STATEMENT OF FINANCIAL CONDITION 2

NOTES TO STATEMENT OF FINANCIAL CONDITION .... 3 - 7

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
COGNITIVE CAPITAL, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of COGNITIVE CAPITAL, LLC as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express and opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of COGNITIVE CAPITAL, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Schultz & Chez, LLP

Chicago, Illinois
February 18, 2015

Cognitive Capital LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	3,055,993
Certificate of deposit		50,000
Due from clearing broker		28,312,348
Equities owned, at fair value		81,014,874
Dividends receivable		113,094
Furniture and equipment, net		1,020,497
Other assets		208,090
TOTAL ASSETS	$	113,774,896

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Equities sold, not yet purchased, at fair value	$	75,371,329
Dividends payable		276,668
Accounts payable and accrued expenses		1,962,398
Deferred rent		232,857
Total Liabilities		77,843,252
Members' Equity		35,931,644
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	113,774,896

See accompanying notes

COGNITIVE CAPITAL, LLC
(an Illinois Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

(1) NATURE OF BUSINESS

Cognitive Capital LLC (the "Company") engages in trading strategies primarily involving equities and equity derivative instruments on a proprietary basis. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Securities owned and securities sold, not yet purchased, are carried at market value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using accelerated methods. At December 31, 2014, accumulated depreciation was $2,819,184.

While the Company's functional currency is the U.S. dollar, it also transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Revenue and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reflected in the statement of income as components of "Firm trading".

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the members.

Management has reviewed the Company's tax positions for all tax years open to examination which include 2013, 2012 and 2011 and concluded that a provision for income taxes is not required.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2014.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *COMMITMENTS*

The Company leases office space under an operating lease that expires on December 31, 2017. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases. At December 31, 2014, the minimum annual rental commitments under the lease, inclusive of certain stated expenses, are as follows:

Year ending December 31	Amount
2015	$ 360,506
2016	366,031
2017	371,556
Total	$ 1,098,093

Rent expense for the year ended December 31, 2014, was $313,513.

The Company is required to maintain a security deposit in the form of a letter of credit in the amount of $50,000. A portion of the Company's money market fund balance collateralizes this letter of credit.

The Company maintains its cash at a financial institution located in Chicago. At December 31, 2014, the Company's cash balance exceeded the amount insured by the Federal Deposit Insurance Corporation by approximately $2,800,000.

(4) *DERIVATIVE INSTRUMENTS*

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments (futures) for trading purposes. The Company does not enter into derivatives for hedging purposes. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. The following table indicates the fair values of futures contracts as separate assets and liabilities as of December 31, 2014.

ASSETS	
Futures Contracts	
Indices	$ 14,617
LIABILITIES	
Futures Contracts	
Indices	(49,469)
Net unrealized gain (loss) on open futures contracts*	$ (34,852)

* This amount is a component of "Due from clearing broker" on the Statement of Financial Condition.

The following table indicates the trading gains and losses, by market sector, on all derivative instruments for the year ended December 31, 2014.

Sector	
Indices	$ (368,320)
Total	$ (368,320)

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

(4) DERIVATIVE INSTRUMENTS (continued)

The Company's equity swap business involves credit risk, which represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

(5) EQUITY SWAP ACTIVITIES

A segment of the Company's trading activities involves conducting an equity swap business. The Company is party to equity swap agreements with an international financial institution whereby firm funds are put on deposit to collateralize positions which possess the economic characteristics of foreign equity securities and/or equity indices. At December 31, 2014, the Company has funds on deposit with Bank of America-Merrill Lynch totaling $1,364,973, which are collateralized by securities with a net market value of $628,203.

(6) FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

(6) FAIR VALUE MEASUREMENTS (continued)

At December 31, 2014, all financial instruments of the Company are listed and actively traded and, accordingly, are classified as Level 1. No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(7) CONCENTRATIONS OF CREDIT RISK

At December 31, 2014, a credit concentration with one of its clearing brokers consisted of approximately $30 million representing the market value of the Company's trading account with such broker. The Company monitors the credit worthiness of its clearing brokers to mitigate the Company's exposure to credit risk.

(8) REGULATORY MATTERS

As a registered broker/dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $13,961,171 which exceeded requirements by $13,814,821 and the ratio of aggregate indebtedness to net capital was less than 1:1.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

(9) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2015, which is the date the financial statements were available to be issued.

During the period January 1, 2015 through February 18, 2015, members made capital withdrawals of $717,807.